Issuer Free Writing Prospectus dated January 20, 2012
Filed Pursuant to Rule 433
Registration No. 333-177793
(Relating to Preliminary Prospectus Supplement dated January 19, 2012)

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement and a preliminary prospectus supplement (together with the prospectus dated November 16, 2011, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Preliminary Prospectus may be obtained from J.P. Morgan Securities LLC via Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling toll-free (866) 803-9204. References herein to “we,” “us,” “our” and “ZIOPHARM” refer to ZIOPHARM Oncology, Inc.

The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	ZIOPHARM Oncology, Inc. (NASDAQ: ZIOP)

Common stock offered by ZIOPHARM
9,650,000 shares of common stock. In addition, we have granted the underwriters a 30-day option to purchase up to 1,447,500 additional shares of common stock to cover over-allotments, if any. Unless we specifically state otherwise, all information in this issuer free writing prospectus assumes that the underwriters do not exercise this over-allotment option.

Common stock to be outstanding after the offering	78,101,324 shares, based on 68,451,324 shares outstanding as of September 30, 2011, which does not include, as of that date:

• 4,981,398 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2011, having a weighted average exercise price of $4.08 per share;

• 1,141,718 shares of our common stock available as of September 30, 2011 for future issuance pursuant to our 2003 Stock Option Plan;

• 13,179,885 shares of our common stock issuable upon the exercise of outstanding warrants as of September 30, 2011 with a weighted-average exercise price of $3.86 per share; and

• 3,636,926 shares of our common stock that will be issued contingent upon satisfaction of a development milestone under our Stock Purchase Agreement dated January 6, 2011 with Intrexon Corporation.

Indication of interest
Intrexon Corporation, a corporation affiliated with Randal J. Kirk, who serves as a director of ours, has indicated an interest in purchasing up to approximately 1,923,075 shares of common stock in this offering.  However, because indications of interest are not binding agreements or commitments to purchase, Intrexon may elect not to purchase any shares in this offering.

Public offering price	$5.20 per share.

Net proceeds to ZIOPHARM	$46.9 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Pricing date	January 20, 2012.

Closing date	January 25, 2012.

Dilution
Our net tangible book value as of September 30, 2011 was approximately $84.1 million, or $1.23 per share. If you purchase common stock in the offering, you will incur an immediate and substantial dilution in net tangible book value of $3.52 per share, after giving effect to the sale by us of 9,650,000 shares of common stock in the offering at the public offering price of $5.20 per share.

Sole book-running manager	J.P. Morgan Securities LLC

Co-managers	Lazard Capital Markets LLC, Piper Jaffray & Co., Collins Stewart LLC and Griffin Securities, Inc